SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.   )1

Tapestry Pharmaceuticals, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

876031204 (CUSIP Number)

April 5, 2006 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876031204	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		356,937(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		356,937(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
356,937(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.1%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		244,541(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		244,541(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
244,541(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		932,816(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		932,816(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
932,816(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7%(1)(2)

12	TYPE OF REPORTING PERSON*
OO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		102,856(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		102,856(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,856(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%(1)(2)

12	TYPE OF REPORTING PERSON*
OO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,637,150(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,637,150(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,637,150(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.9%(1)(2)

12	TYPE OF REPORTING PERSON*
PN

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,637,150(1)
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,637,150(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,637,150(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%(1)(2)

12	TYPE OF REPORTING PERSON*
IA, CO

           See attached for footnotes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 876031204	13G	Page 8 of 11 Pages

The following footnotes relate to pages 2 through 7:

(1) With respect to the securities reported in this Schedule 13G, the Reporting Persons purchased 1,500,000 shares of Common Stock (as defined in Item 2(d)) and received 1,500,000 Warrants (as defined in Item 2(d)) from the issuer in a private placement transaction on April 5, 2006. The Warrants are exercisable for an equivalent number of shares of Common Stock at an exercise price of $2.40 per share (subject to adjustment), at any time until expiration on April 5, 2011. The Warrants provide that in no event shall the Warrants be exercisable if the shares of Common Stock to be issued upon any exercise of the Warrants, after taking into consideration the shares of Common Stock already owned by the Reporting Persons, would result in the beneficial ownership by the Reporting Persons of greater than 9.999% (the "Limitation") of the total number of issued and outstanding shares of Common Stock of the issuer. The Reporting Persons have the right to waive the Limitation upon 61 days written notice to the issuer. Accordingly, the Reporting Persons are deemed to be the owners of 1,637,150 shares of Common Stock, or 9.9% of the shares of Common Stock deemed issued and outstanding as of April 5, 2006. This number assumes the beneficial ownership of the Warrants subject to the Limtiation.

(2) The percentage calculations are based on 16,235,434 shares of Common Stock outstanding and only 137,150 shares of Common Stock issuable upon any exercise of the Warrants held by the Reporting Persons as a result of the Limitation.

CUSIP No. 876031204	13G	Page 9 of 11 Pages

ITEM 1(a).	NAME OF ISSUER: Tapestry Pharmaceuticals, Inc. ("Tapestry")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4840 Pearl East Circle, Suite 300W Boulder, Colorado 80301
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):
	(i)	Biotechnology Value Fund, L.P. ("BVF")
	(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
	(iii)	BVF Investments, L.L.C. ("Investments")
	(iv)	Investment 10, L.L.C. ("ILL10")
	(v)	BVF Partners L.P. ("Partners")
	(vi)	BVF Inc. ("BVF Inc.")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The principal business office of the persons comprising the group filing this Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.
ITEM 2(c).	CITIZENSHIP:
BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
Investments:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Schedule 13G is being filed with respect to the common stock, par value $0.0075 per share (the "Common Stock"), of Tapestry. The Reporting Persons' percentage ownership of the Common Stock is based on (i) 16,235,434 shares of Common Stock being outstanding and (ii) the beneficial ownership by the Reporting Persons of 137,150 warrants (the "Warrants") to purchase an equivalent number of shares of the Common Stock. See the discussion in footnote (1) for a discussion of the Warrants held by the Reporting Persons, including the Limitation (as defined in footnote (1)).

As of April 5, 2006, (i) BVF beneficially owned 356,937 shares of Common Stock, of which 29,902 shares are attributable to Warrants; (ii) BVF2 beneficially owned 244,541 shares of Common Stock, of which 20,486 shares are attributable to Warrants; (iii) Investments beneficially owned 932,816 shares of Common Stock, of which 78,145 shares are attributable to Warrants; and (iv) ILL10 beneficially owned 102,856 shares of Common Stock, of which 8,617 shares are attributable to Warrants. Beneficial ownership by Partners and BVF Inc. includes 1,637,150 shares of Common Stock, of which 137,150 shares are attributable to Warrants.
ITEM 2(e).	CUSIP Number:
876031204

CUSIP No. 876031204	13G	Page 10 of 11 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).
ITEM 4.	OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Schedule 13G is hereby incorporated by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock and to vote and exercise dispositive power over those shares of the Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of the Common Stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP No. 876031204	13G	Page 11 of 11 Pages

ITEM 10.	CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 14, 2006
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
	By:	BVF Partners L.P., its attorney-in-fact
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President